Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Q2 2020 Financial Results

KFAR SAVA, Israel, July 29, 2020 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today today reported its financial results for the second quarter and six months ended June 30, 2020.

Financial Results

Second Quarter: Silicom’s revenues for the second quarter of 2020 totalled $23.0 million compared with $25.4 million compared for the second quarter of 2019.

On a GAAP basis, net income for the quarter totalled $1.3 million, or $0.18 per share (basic and diluted), compared with $2.3 million, or $0.30 per share (basic and diluted), for the second quarter of 2019.

On a non-GAAP basis (as described and reconciled below), net income for the quarter totalled $1.8 million, or $0.26 per share (basic and diluted), compared with $2.9 million, or $0.38 per share (basic and diluted), for the second quarter of 2019.

First Six Months: Silicom’s revenues for the first half of 2020 totalled $45.1 million compared with $55.6 million for the first half of 2019.

On a GAAP basis, net income for the period totalled $2.8 million, or $0.38 per diluted share ($0.39 per basic share), compared with $5.9 million, or $0.77 per diluted share ($0.78 per basic share), for the first half of 2019.

On a non-GAAP basis (as described and reconciled below), net income for the period totalled $4.1 million, or $0.57 per share (basic and diluted), compared with $6.9 million, or $0.91 per share (basic and diluted), for the first half of 2019.

Guidance for the Third Quarter

While remaining cautious due to the continued uncertainty of the market environment, improved visibility leads Management to project sequential double digit growth in revenues for the third quarter of 2020 as compared with the second quarter of 2020, totaling approximately $26 to $27 million.

Comments of Management

Shaike Orbach, Silicom’s President and CEO, commented, “The second quarter was another period of solid revenues and profits despite the ongoing COVID-19 disruptions to our supply chain and logistics. While the uncertainty of the situation may still lead to short-term delays in telco and cloud infrastructure investments, the booming demand for network capacity is leading to long-term acceleration of their SD-WAN, NFV, Security and 5G network build-out plans. We believe that this is a fundamental market change that will increase long-term demand for our innovative enabling solutions, which increase network flexibility and capacity while reducing network costs.

“The increased demand for capacity is already having an impact on our target markets, both new and traditional. For example, our Intelligent Bypass solutions were selected in April to maximize the throughput of a massive governmental broadband network, resulting in a $15 million Design Win. The fact that the project’s integrator expects additional similar projects over time is just one demonstration of the continuous pipeline of opportunities that we see in each of our target markets.”

Mr. Orbach concluded, “While the environment remains uncertain, with a long list of design wins, a healthy cash balance, solid baseline activities and strong market fundamentals, we are well positioned and optimistic about our long-term prospects. As such, we continue to project that we will achieve a double-digit CAGR (Compound Annual Growth Rate) for several years ahead - once our markets return to normal.”

Conference Call Details

Silicom’s Management will host an interactive conference today, July 29th, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, investors may either listen via a webcast link hosted on Silicom’s website or via the dial-in. The link is under the investor relations’ webcast section of Silicom’s website at https://www.silicom-usa.com/webcasts/

For those that wish to dial in via telephone, one of the following teleconferencing numbers may be used:

US: 1 888 407 2553
ISRAEL: 03 918 0610
  INTERNATIONAL:  +972 3 918 0610
  At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

It is advised to connect to the conference call a few minutes before the start.

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the above-mentioned webcast section of Silicom’s website.

***

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, as well as taxes on amortization of acquired intangible assets. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 170 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.
For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing and development along with general disruptions to the entire world economy relating to the spread of the novel coronavirus (COVID-19) and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets

(US$ thousands)

	June 30,	December 31,
	2020	2019

Assets

Current assets
Cash and cash equivalents	$27,689	$16,469
Short-term bank deposits	5,000	13,542
Marketable securities	34,715	14,045
Accounts receivables: Trade, net	16,650	24,936
Accounts receivables: Other	8,910	4,964
Inventories	45,684	36,491
Total current assets	138,648	110,447

Marketable securities	25,798	46,542
Assets held for employees’ severance benefits	1,638	1,640
Deferred tax assets	1,784	1,798
Property, plant and equipment, net	3,645	3,574
Intangible assets, net	2,548	1,718
Right of Use	3,484	3,783
Goodwill	25,561	25,561
Total assets	$203,106	$195,063

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$13,751	$16,419
Other accounts payable and accrued expenses	24,700	8,823
Lease Liabilities	1,247	1,090

Total current liabilities	39,698	26,332

Lease Liabilities	2,202	2,693
Liability for employees’ severance benefits	2,992	2,910
Deferred tax liabilities	272	205

Total liabilities	45,164	32,140

Shareholders' equity
Ordinary shares and additional paid-in capital	58,387	57,152
Treasury shares	(17,017)	(8,009)
Retained earnings	116,572	113,780
Total shareholders' equity	157,942	162,923

Total liabilities and shareholders' equity	$203,106	$195,063

Silicom Ltd. Consolidated Statements of Operations

(US$ thousands, except for share and per share data)

	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2020	2019	2020	2019
Sales	$23,045	$25,402	$45,115	$55,629
Cost of sales	15,321	16,728	30,272	36,775
Gross profit	7,724	8,674	14,843	18,854

Research and development expenses	3,862	3,659	7,662	7,479
Selling and marketing expenses	1,396	1,692	2,935	3,321
General and administrative expenses	979	1,054	1,892	2,077
Total operating expenses	6,237	6,405	12,489	12,877

Operating income (loss)	1,487	2,269	2,354	5,977

Financial income, net	209	430	1,240	725
Income (Loss) before income taxes	1,696	2,699	3,594	6,702
Income taxes	392	421	802	784
Net income (loss)	$1,304	$2,278	$2,792	$5,918

Basic income (loss) per ordinary share (US$)	$0.18	$0.30	$0.39	$0.78

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	7,153	7,587	7,231	7,587

Diluted income (loss) per ordinary share (US$)	$0.18	$0.30	$0.38	$0.77

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,168	7,635	7,265	7,644

Silicom Ltd. Reconciliation of Non-GAAP Financial Results

(US$ thousands, except for share and per share data)

	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2020	2019	2020	2019

GAAP gross profit	$7,724	$8,674	$14,843	$18,854
(1) Share-based compensation (*)	109	106	280	222
Non-GAAP gross profit	$7,833	$8,780	$15,123	$19,076

GAAP operating income (loss)	$1,487	$2,269	$2,354	$5,977
Gross profit adjustments	109	106	280	222
(1) Share-based compensation (*)	357	457	908	995
Non-GAAP operating income	$1,953	$2,832	$3,542	$7,194

GAAP net income (loss)	$1,304	$2,278	$2,792	$5,918
Operating income adjustments	466	563	1,188	1,217
(2) Taxes on amortization of acquired intangible assets	67	67	134	(211)
Non-GAAP net income	$1,837	$2,908	$4,114	$6,924

GAAP net income (loss)	$1,304	$2,278	$2,792	$5,918
Adjustments for Non-GAAP cost of sales	109	106	280	222
Adjustments for Non-GAAP Research and development expenses	181	217	428	463
Adjustments for Non-GAAP Selling and marketing expenses	86	117	230	256
Adjustments for Non-GAAP General and administrative expenses	90	123	250	276
Adjustments for Non-GAAP Income taxes	67	67	134	(211)
Non-GAAP net income	$1,837	$2,908	$4,114	$6,924

GAAP basic income (loss) per ordinary share (US$)	$0.18	$0.30	$0.39	$0.78
(1) Share-based compensation (*)	0.07	0.07	0.16	0.16
(2) Acquisition-related adjustments	0.01	0.01	0.02	(0.03)
Non-GAAP basic income per ordinary share (US$)	$0.26	$0.38	$0.57	$0.91

GAAP diluted income (loss) per ordinary share (US$)	$0.18	$0.30	$0.38	$0.77
(1) Share-based compensation (*)	0.07	0.07	0.17	0.16
(2) Acquisition-related adjustments	0.01	0.01	0.02	(0.02)
Non-GAAP diluted income per ordinary share (US$)	$0.26	$0.38	$0.57	$0.91

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))